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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-50063



Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2000** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)


RECD S.E.C.
MAR 1 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

E*TRADE Global Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

671 North Glebe Road, Ballston Tower, 15th Floor
(No. and Street)

Arlington	**VA**	**22203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Clyburn, CFO **703-236-8094**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard	**McLean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

E*TRADE Global Asset Management, Inc.
(formerly known as E*TRADE Capital Markets, Inc.)

TABLE OF CONTENTS

AFFIRMATION

I, Robert M. Clyburn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Global Asset Management, Inc. for the fifteen-month period ended December 31, 2001 are true and correct. I further affirm that neither the Corporation nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert M. Clyburn 2/28/02

Signature Date

Chief Financial Officer

Title

Notary Public

ASHLEY H. DYSON
MY COMMISSION EXPIRES MARCH 31, 2002

*E*TRADE GLOBAL ASSET MANAGEMENT, INC.*
*(formerly known as E*TRADE Capital Markets, Inc.)*
(SEC I.D. No. 8-50063)

Statement of Financial Condition as of December 31, 2001, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant fo Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
E*TRADE Global Asset Management, Inc.:

We have audited the accompanying statement of financial condition of E*TRADE Global Asset Management, Inc. ("Corporation") (formerly known as E*TRADE Capital Markets, Inc.), an indirect wholly-owned subsidiary of E*TRADE Group, Inc., as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Global Asset Management, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2002

Deloitte
Touche
Tohmatsu

E*TRADE GLOBAL ASSET MANAGEMENT, INC.
(formerly known as E*TRADE Capital Markets, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 3,244,913
Marketable investment securities - at market value	11,434,805
Receivable from affiliates	1,822,093
Fixed assets, net of accumulated depreciation of $394,686	747,713
Other assets	10,514,072
TOTAL ASSETS	$ 27,763,596

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 2,788,023
Payable to affiliates	1,438,863
Total liabilities	4,226,886
STOCKHOLDER'S EQUITY:	
Common stock, par value $0.01 per share - 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	15,130,154
Retained earnings	8,406,555
Total stockholder's equity	23,536,710
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,763,596

See notes to financial statements.

E*TRADE Global Asset Management, Inc.
(formerly known as E*TRADE Capital Markets, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE FIFTEEN-MONTH PERIOD ENDED DECEMBER 31, 2001

1. ORGANIZATION

E*TRADE Global Asset Management, Inc., formerly known as E*TRADE Capital Markets, Inc., ("Corporation") is a Delaware corporation that is wholly owned by E*TRADE Financial Corporation ("Parent"). The Parent is a wholly-owned subsidiary of E*TRADE Group, Inc. ("Group"). The Group is a financial services holding company. The Corporation is a broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD") and with the Securities and Exchange Commission ("SEC") as a well as a registered investment adviser with the SEC. The Corporation manages asset portfolios for the Parent and E*TRADE Bank ("Bank"). The Bank is a federally chartered savings bank and a wholly-owned subsidiary of the Parent.

On January 22, 2001, the Group's Board of Directors approved a change to the Group's fiscal year end from September 30 to December 31. On October 19, 2001, the NASD approved the change in the Corporation's fiscal year to be consistent with that of the Group and to allow the Corporation to file financial statements with the NASD for the fifteen-month period ended December 31, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These financial statements are prepared from the separate records maintained by the Corporation and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Corporation had been operated as an entity unaffiliated with Group, Parent, or Bank.

Use of Estimates in the Preparation of Financial Statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Corporation considers highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investment Securities-at market - Marketable investments are valued at market value and securities not readily marketable are valued at fair value as determined by management. As of December 31, 2001, investment securities at market value are comprised of $200,000 of state and municipal securities, $5,375,000 of corporate bonds, and $5,859,805 of collateralized debt obligations.

Fixed Assets - Fixed assets are carried at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the assets, generally two to seven years.

3. RECEIVABLE FROM AND PAYABLE TO AFFILIATES

Receivable from and payable to affiliates consist of reimbursements from or payments to affiliates for the Corporation's overhead expenses related to office space and other shared services described in Note 5 and income taxes described in Note 4.

4. INCOME TAXES

The Corporation is included in the consolidated federal tax return of the Group. Each company included in the consolidated tax return computes income tax expense as though it filed a separate income tax return.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Deferred tax assets and liability consist of the following:

Deferred tax assets:	
Basis difference	$ 121,815
Other	82,446
	204,261
Deferred tax liability:	
Fixed assets-depreciation	28,736
	28,736
Net deferred tax assets	$ 175,525

There was no valuation allowance for the deferred tax asset at December 31, 2001, because the Corporation believes it is more likely than not that it will realize its deferred tax assets. The effective income tax rate differs from the Federal statutory income tax rate of 35% principally due to the impact of state income taxes.

5. RELATED PARTY TRANSACTIONS

The Corporation shares office space with its Parent. Each month the Parent allocates a portion of the overhead expenses related to office space and other shared costs to the Corporation based upon its relative number of total Consolidated Parent employees.

On January 1, 1998, the Corporation entered into an agreement to provide investment advisory services to the Bank. At the end of each month, the fees are calculated based on 0.15 percent of the average value of assets under management during the month, subject to a minimum fee of $5,000. On October 1, 2001, the Corporation and the Bank amended the investment advisory

agreement. The new fee structure bifurcates the asset management of core fixed income securities and correspondent loan acquisition services and determines the related fees based on a graduated scale.

6. EMPLOYEE BENEFIT PLANS

The Parent has a 401(k) salary deferral program which includes eligible associates of the Corporation who have met certain service requirements. The Corporation matches certain associate contributions; additional contributions are at the discretion of the Corporation.

7. CONCENTRATION OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Corporation may be exposed to risk of loss. The risk of default depends on the credit worthiness of the counterparty or the issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

8. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Corporation maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Corporation had net capital of $8,998,606, which was $8,716,842 in excess of its net capital requirement of $281,764. At December 31, 2001, the ratio of aggregate indebtedness to net capital was 0.47 to 1.

9. COMMITMENTS AND CONTINGENCIES

In September 2001, the Corporation entered into a Warehousing Agreement ("Agreement") with a financial advisor ("Advisor"), for the purpose of acquiring a portfolio of U.S. dollar investment grade asset-backed securities ("Collateral") and through the establishment of one or more newly formed special purpose entities issuing one or more classes of notes to be secured by the Collateral. The terms of the Agreement required the Corporation to transfer a $10 million deposit ("Deposit") to the financial advisor. The Agreement also grants the Advisor a continuing priority security in and right of setoff against the Deposit to be applied against liquidated damages and setoff against any net loss realized by the Advisor if certain defined events occur, which result in the notes not being issued and the Collateral being liquidated ("Liquidating Event"). Pursuant to the Agreement, the Corporation has no liability for net losses in excess of the Deposit in the event of liquidation of the Collateral. The Deposit will be returned to the Corporation upon the issuance of the notes. The Deposit has been classified in Other Assets on the Statement of Financial Condition and is treated as a non-allowable asset for purposes of the Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

* * * * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com


Deloitte
& Touche

February 27, 2002

E*TRADE Global Asset Management, Inc.
671 North Glebe Road
Arlington, VA 22203

Dear Sirs:

In planning and performing our audit of the financial statements of E*TRADE Global Asset Management, Inc. ("Corporation") (formerly known as E*TRADE Capital Markets, Inc.), an indirect wholly-owned subsidiary of E*TRADE Group, Inc., for the fifteen-month period ended December 31, 2001, (on which we have issued our report dated February 27, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity

with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP